3/11/03

SECU 03012152 COMMISSION
Washington, D.C. 20549

MAR 13 2003
THOMSON FINANCIAL

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-53228

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FAROAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
84 WEST SANTA CLARA STREET, SUITE 690
(No. and Street)

SAN JOSE (City) CA (State) 95113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ATEF ELTOUKHY (408) 938-6580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LAUTZE & LAUTZE, CPAs & FINANCIAL ADVISORS
(Name — if individual, state last, first, middle name)

111 WEST ST. JOHN STREET, SUITE 1010, SAN JOSE CA 95113
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2003
WASH. D.C. 165

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FAROAH SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

For the Year Ended December 31, 2002

CONTENTS

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Faroah Securities Corp.
San Jose, California

We have audited the accompanying statement of financial condition of **Faroah Securities Corp.** (the Company) as of December 31, 2002 and the related statements of loss and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The data contained in Schedules I, II, III, and IV is presented, as supplementary information required by rules 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompany financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lautze & Lautze

San Jose, California
January 30, 2003

FAROAH SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

Assets

Cash	$	77,914
Cash clearing account		50,000
Other receivable		1,124
Software, net of accumulated amortization of $459		4,384
Total assets	$	133,422

Liabilities and Stockholder's Equity

Accounts payable	$	7,131
Accrued expenses		436
Total liabilities		7,567
Contingencies		
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized; 1,000 shares issued and outstanding		250,000
Additional paid in capital		50,000
Accumulated deficit		(174,145)
Total stockholder's equity		125,855
Total liabilities and stockholder's equity	$	133,422

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
STATEMENT OF LOSS
For The Year Ended December 31, 2002

Commission income	$ 1,340
Operating expenses:	
Bank service charges	14
Clearing charges	973
Depreciation	459
Dues and subscriptions	275
Insurance	1,945
Licenses and permits	300
Line, data and service charges	5,806
Miscellaneous	20
Office	192
Payroll service	1,170
Payroll taxes	4,249
Postage and delivery	1,177
Professional fees - accounting	9,009
Professional fees - consulting	8,199
Professional fees - legal	329
Registration and licensing	2,066
Rent	2,400
Travel and entertainment	1,054
Wages	15,928
Wire transfer fee	15
Total operating expenses	55,580
Net operating loss	(54,240)
Other income:	
Interest and dividend income	752
Miscellaneous income	92
Net loss before provision for income tax	(53,396)
Provision for income tax	(800)
Net loss	(54,196)
Accumulated deficit, beginning of year	(119,949)
Accumulated deficit, end of year	$ (174,145)

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (54,196)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	459
Decrease in other receivable	1,449
Increase in liabilities:	
Accounts payable	7,131
Accrued expenses	337
Net adjustments	9,376
Net cash used by operating activities	(44,820)
Cash flows from investing activities:	
Purchase of software	(4,843)
Net cash used by investing activities	(4,843)
Cash flows from financing activities:	
Capital contribution from stockholder	50,000
Net cash provided by financing activities	50,000
Net increase in cash	337
Cash:	
Beginning of year	77,577
End of year	$ 77,914
Cash paid during the year for:	
Income taxes	$ 800

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Faroah Securities Corp. (the Company) was incorporated in California in January 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD) and sells mutual funds. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Revenue Recognition

Commission income and the related receivables are recognized as of the settlement date. Commissions are generally collected within 30 - 45 days and are all considered collectible in the normal course of operations.

Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. The income tax provision for financial statement purposes is computed using the current state income tax rate for S corporations. The stockholder is liable for federal and state income taxes on the Company's taxable income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Software

Amortization of software is provided in amounts estimated to allocate software costs to operations over the estimated useful lives of the assets by use of the straight-line method. Software is amortized over five years.

Concentrations of Risk

The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The majority of the Company's customers are located in the San Francisco Bay Area.

FAROAH SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2002

2. **CASH CLEARING ACCOUNT**

The Company has a $50,000 deposit with Dain Correspondent Services, the clearing broker-dealer, which is required by the clearing firm as a security deposit.

3. **OTHER RECEIVABLE**

During 2001, the Company invested in a mutual fund. The clearinghouse holding the investment went bankrupt and the Company has been reimbursed for most of the balance in the investment account. It has not yet been determined whether the entire remaining amount will be collectible.

4. **NET CAPITAL REQUIREMENT**

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital and a net capital requirement of $120,347 and $25,000, respectively.

5. **CONTINGENCIES**

During 2001, the Company was in dispute with the NASD over the net capital requirement. NASD regulations prohibit more than ten trades per year in a cash clearing account. During the year, the Company had multiple trades in the cash clearing account, which the NASD declared went beyond the allowable number of annual trades. The excess trades occurred when the original clearing house holding the investments went bankrupt and all investments had to be liquidated. The NASD then proposed to increase the net capital requirement to $100,000. On February 12, 2002, the NASD verbally agreed to keep the net capital requirement of $25,000. The Company received written notification of this agreement on December 20, 2002.

The Company's sole stockholder was engaged in a lawsuit in the prior year that was settled on June 21, 2002. During 2002, the Company did not incur any expenses related to the settlement of this lawsuit. There will be no future liability associated with this matter.

6. **RELATED PARTY TRANSACTIONS**

The Company rented its facilities from another company with common ownership at a monthly rent of $400 for six months ended June 30, 2002. From July 1, 2002 on, the Company uses the office space rent-free on a month-to-month basis. Rent expense for the year ended December 31, 2002 was $2,400 and $2,000 of this amount is included in accounts payable.

During the year ended December 31, 2002, the Company received $27,475 in payroll reimbursements from an entity related to the Company by common ownership. The reimbursements were for payroll paid from January 1, 2002 through July 15, 2002.

FAROAH SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2002

7. **GOING CONCERN**

The Company is dependent upon achieving profitable operations and/or receiving additional capital contributions from the sole stockholder to ensure its continued existence as a going concern.

8. **NET OPERATING LOSS**

The Company has available at December 31, 2002 and 2001, unused California net operating loss carryforwards of $54,382 and $117,841, respectively, which normally expire 5 years from the date the loss was incurred. California has suspended the use of net operating loss carryforwards for 2 years and under current tax law provisions, the net operating loss carryforwards will expire in 2008.

LAUTZE & LAUTZE

CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Faroah Securities Corp.
San Jose, California

We have audited the accompanying financial statements of Faroah Securities Corp. as of and for the year ended December 31, 2002, and have issued our report thereon dated January 30, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-3 and 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lautze & Lautze

San Jose, California
January 30, 2003

FAROAH SECURITIES CORP.

SUPPLEMENTARY FINANCIAL INFORMATION

For The Year Ended December 31, 2002

FAROAH SECURITIES CORP.
FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
December 31, 2002

Schedule I

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$125,855
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity Qualified for Net Capital		
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
	B. Other (deductions) or allowable credits (list)		
5.	Total capital and allowable subordinated liabilities		
6.	Deductions and/or charges		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$5,508	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities proprietary capital charges		
	D. Other deductions and/or charges		5,508
7.	Other additions and/or allowable credits (List)		
8.	Net capital before haircuts on securities positions		$120,347
9.	Haircuts on securities (computed where applicable pursuant to 15c3-1(f))		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other (List)		
10.	Net Capital		$120,347

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$505
12.	Minimum dollar net capital requirement of reporting broker or dealer minimum net capital requirement of subsidiaries computed in accordance with Note (A)	25,000
13.	Net capital requirement (greater of line 11 or 12)	25,000
14.	Excess net capital (line 10 less 13)	95,347
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	119,590

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT (CONTINUED)

December 31, 2002

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition		$7,567
17.	Add:		
	A. Drafts from immediate credit		
	B. Market value of securities borrowed from which no equivalent value is paid or credited		
	C. Other unrecorded amounts (List) proprietary capital charges		
19.	Total aggregate indebtedness		7,567
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		6%

OTHER RATIOS

21.	Percentage of debt to debt equity total computed in accordance with Rule 15c3-1(d)	0%

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollars net capital requirement of the reporting broker dealer and for each subsidiary to be consolidated the greater of

1. Minimum dollar net capital requirement or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities, which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5. Respondent should provide a list of material non-allowable assets.

FAROAH SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2002

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

FAROAH SECURITIES CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

Schedule III

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

See independent auditors' report and notes to financial statements.

FAROAH SECURITIES CORP.
RECONCILIATIONS PURSUANT TO RULE 17a-5
December 31, 2002

Schedule IV

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 120,347	$ 5,567
Differences:		
Cash	2,000 [1]	-
Accumulated amortization	459	-
Net loss	(459)	-
Accounts payable	(2,000) [1]	2,000
Computation per Schedule I	$ 120,347 [2]	$ 7,567 [3]

[1] Outstanding checks at December 31, 2002, reclassified as accounts payable.

[2] Difference arose from net audit adjustments relating to cash, accumulated depreciation, accounts payable and depreciation expense.

[3] Difference arose from audit adjustments relating to accounts payable.

See independent auditors' report on supplementary information.

OATH OR AFFIRMATION

I, ATEF ELTOUKHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAROAH SECURITIES CORP., as of DECEMBER 31, 2002 XXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Atef H. El[signature]
Signature

President
Title

[signature]
Notary Public

CANDY L. ARGENTINA
Comm. # 1348779
NOTARY PUBLIC - CALIFORNIA
Santa Clara County
My Comm. Expires March 28, 2006

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- XX (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAUTZE & LAUTZE
CPAs & FINANCIAL ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Faroah Securities Corp.
San Jose, California

In planning and performing our audit of the financial statements and supplemental schedules of **Faroah Securities Corp.** (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lautze & Lautze

San Jose, California
January 30, 2003